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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 2)*

                                Fairmarket, Inc.
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                    305158107
             ------------------------------------------------------
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) 941-263-8860
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 22, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 pages)

----------

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP NO. 305158107                  13D/A                           PAGE 2 OF 4


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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lloyd I. Miller, III              ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [ ]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF-OO**
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                        7     SOLE VOTING POWER

                              2,531,052***
   NUMBER OF            --------------------------------------------------------
    SHARES              8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                   1,156,936***
     EACH               --------------------------------------------------------
   REPORTING            9     SOLE DISPOSITIVE POWER
    PERSON
     WITH                     1,847,293***
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              1,840,695***
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,687,988
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.6%
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14    TYPE OF REPORTING PERSON

      IN-IA-OO**
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**SEE RESPONSE TO ITEM 3 IN THE ORIGINAL SCHEDULE 13D.
***SEE RESPONSE TO ITEM 5(b), HEREIN.
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                                                                     Page 3 of 4

AMENDMENT NO. 2 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Introduction

      This constitutes Amendment No. 2 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), on February 13, 2002 (the "Statement"), relating to the Common Stock, par value $0.001 per share of FairMarket, Inc. (the "Shares"). Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

      Miller considers his beneficial ownership reported herein of the 3,687,988 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company he beneficially owns. Miller has filed this report due to the following clerical errors: (i) on the statement on
Schedule 13G, filed on April 2, 2001, Miller did not report beneficial ownership of 9,400 shares indirectly owned through Kimberley S. Miller; and (ii) on the statement on Amendment No. 1 to Schedule 13G, filed on August 31, 2001, Miller did not report beneficial ownership of 5,000 shares indirectly owned through Kimberley S. Miller.

Item 5. Interest in Securities of the Issuer

      (a) Miller is deemed to beneficially own 3,687,988 Shares (12.6% of the outstanding Shares, based on 29,301,257 Shares outstanding on May 1, 2002, pursuant to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2002). As of the date hereof, 1,097,536 of such beneficially owned Shares are owned of record by Trust A-4; 683,759 of such beneficially owned Shares are owned of record by Milgrat II (G); 176,253 Shares are owned of record by Milfam I, L.P.; 979,375 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 617,165 of such beneficially owned Shares are owned of record by Miller directly; 21,800 of such beneficially owned Shares are owned of record by Alexandra UGMA; 21,900 of such beneficially owned Shares are owned of record by Catherine Miller GST; 9,000 of such beneficially owned Shares are owned of record by Dail Miller; 15,400 of such beneficially owned Shares are owned of record by Kimberly Miller GST; 15,400 of such beneficially owned Shares are owned of record by LLC; 15,000 of such beneficially owned Shares are owned of record by Lloyd Crider GST; 10,500 of such beneficially owned Shares are owned of record by Tyler UGMA; 10,500 of such beneficially owned Shares are owned of record by Wylie UGMA and 14,400 of such beneficially owned Shares are owned of record by Kimberley S. Miller.

      (b) Miller has or may be deemed to have shared voting power for all such Shares held of record by Trust A-4, Dail Miller, Lloyd Crider GST, Tyler UGMA, Wylie UGMA and Kimberley S. Miller, and shared dispositive power for all such Shares held of record by Trust A-4, Dail Miller, Lloyd Crider GST, Tyler UGMA, Wylie UGMA, Kimberley S. Miller and MILGRAT II (G), and sole voting power for all such Shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, LLC, MILGRAT II(G) and Miller directly, and sole dispositive power for all such Shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberly Miller GST, LLC, and Miller directly.

      (c) There were no transactions effected during the past 60 days.

      (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of, the reported securities.
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                                                                     Page 4 of 4

After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2002

                                       By:    /s/ Lloyd I. Miller, III
                                              ------------------------
                                                  Lloyd I. Miller, III